FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN
PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For June 2, 2010

Commission File Number: 0-26424

SILVER STANDARD RESOURCES INC.

999 West Hastings Street, #1400, Vancouver, British Columbia, Canada V6C 2W2

1.    Form 51-102F3, Material Change Report dated June 1, 2010, with attachment

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑               Form 40-F  ❒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 2, 2010

    SILVER STANDARD RESOURCES INC.
      (Registrant)

/s/ John J. Kim
By:	______________________________
John J. Kim Assistant Corporate Secretary